Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ORIX Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-219189) on Form F-3 of ORIX Corporation of our reports dated June 29, 2020, with respect to the consolidated balance sheets of ORIX Corporation and its subsidiaries as of March 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2020, and the related notes and financial statement schedule II (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of March 31, 2020, which reports appear in the March 31, 2020 annual report on Form 20-F of ORIX Corporation.

KPMG AZSA LLC

Tokyo, Japan

June 29, 2020

15.1-1